EXHIBIT 99.1

Just Energy Announces Closing of the Sale of its UK Operations

TORONTO, Nov. 29, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or “the Company”) (TSX:JE) (NYSE:JE) is pleased to announce that it has closed its previously announced sale of Hudson Energy Supply UK Limited (“Hudson UK”) to Shell Energy Retail Limited.

“The successful sale of Hudson UK further advances our efforts to streamline the organization and concentrate on our higher-margin North American operations, while also improving our liquidity,” said Scott Gahn, President and Chief Executive Officer of Just Energy.  “We remain focused on our strategic review process, while also improving and optimizing our business through strict cost management, prudent investments, and a focus on signing high-quality customers that support improved profitability objectives.”

Pursuant to the share purchase agreement, the aggregate amount of the closing consideration received was approximately £1.5 million (approximately C$2.8 million), following the closing adjustments.  While the capacity market payments were reinstated in the UK in late October, any contingent consideration due to Just Energy will be paid following the determination of Hudson UK’s ultimate capacity market payment for the period up to June 30, 2019, which is expected to be determined within six months of closing.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including statements regarding the Company’s financial outlook. Forward-looking statements in this press release include, but are not limited to, statements and information regarding the achievement of the contingent consideration in the sale of Hudson UK, the improvement of the Company’s liquidity position as a result of the sale of Hudson UK and the Company’s ability to identify further opportunities to improve its cost structure. These statements are based on current expectations and assumptions that are believed to be reasonable, but that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, weather conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com. All of the forward-looking statements in this press release are qualified by the foregoing cautionary statements. Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Scott Gahn
Chief Executive Officer
Phone: (713) 412-8314
sgahn@justenergy.com

or

Investors
Michael Cummings
Investor Relations
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca